SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-49972

                           NOTIFICATION OF LATE FILING

|X| Form 10-K          |_| Form 11-K         |_| Form 20-F         |_| Form 10-Q
|_| Form N-SAR

     For Period Ended: July 31, 2006

|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: __________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    In Veritas Medical Diagnostics, Inc.
Former name if applicable:                  In Vivo Medical Diagnostics, Inc.
Address of principal executive office:      The Greenhouse, Beechwood Business
                                            Park North
City, state and zip code:                   Inverness, Scotland IV2 3BL


                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

      |   (a)  The reasons  described in  reasonable  detail in Part III of this
      |        form  could  not be  eliminated  without  unreasonable  effort or
      |        expense;
      |   (b)  The subject annual report,  semi-annual report, transition report
      |        on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be
      |        filed on or before the 15th calendar day following the prescribed
|X|   |        due date; or the subject quarterly report or transition report on
      |        Form  10-Q,  or  portion  thereof  will be filed on or before the
      |        fifth calendar day following the prescribed due date; and
      |   (c)  The  accountant's  statement  or other  exhibit  required by Rule
      |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is in the process of preparing and reviewing the financial information of the Company on a consolidated basis. The process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company's financial information on a consolidated basis, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than fifteen days after its original due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

   Martin Thorp                         (011 44)                 207-499-1730
     (Name)                            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended July 31, 2005, the registrant had revenues of $879,847 and a net loss of $2,450,792 for the year ended July 31, 2006, the registrant had revenues of approximately $1,250,000 and a net loss of approximately $1,700,000. Results for the year ended July 31, 2006 remain subject to further adjustment and actual results may vary significantly from the foregoing estimates. The improvement in revenues and decrease in net loss is attributable to greater revenue generating development activity and tighter control over costs and expenses.

                      In Veritas Medical Diagnostics, Inc.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2006                            By: /s/ Martin E. Thorp
                                                      -------------------
                                                  Name: Martin E. Thorp
                                                  Title: Chief Financial Officer